UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements
Filed Pursuant to Rule 13d-1(a) and Amendments
Thereto Filed Pursuant to Rule 13d-2(a)
(Amendment No. 1)*

nStor Technologies, Inc.

(Name of Issuer)

Common Stock, $.05 par value

(Title of Class of Securities)

67018N 10 8

(CUSIP Number)

Barry S. Halperin
500 Southeast Fifth Avenue
Penthouse #01
Boca Raton, Florida 33432
(561) 620-0772

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No.	67018N 10 8

1.	Names of Reporting Persons.
S.S. or I.R.S. Identification Nos. of above persons.

Barry S. Halperin (###-##-####)

2.	Check the Appropriate Box if a Member of a Group*
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds*
NA

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2 (e)
[ ]

6.	Citizenship or Place of Organization
U.S.A.

Number of	7.	Sole Voting Power 53,034,972

Shares
Beneficially	8.	Shared Voting Power 114,600

Owned by
Each	9.	Sole Dispositive Power 53,034,972

Reporting
Person With	10.	Shared Dispositive Power 114,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
53,149,392

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]

13.	Percent of Class Represented by Amount in Row (11)
32.4%

14.	Type of Reporting Person*
IN

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This amendment to Schedule 13D (the "Amendment") is filed as Amendment No. 1 to the Statement on Schedule 13D, dated September 26, 2003 (the "Schedule 13D"), filed by Barry S. Halperin.  This Amendment reflects material changes to the Schedule 13D.  Such material changes are more fully reflected in Item 5 below.  Unless set forth below, all previous Items are unchanged.

Item 5.  Interest in Securities of the Issuer.

This Amendment to Schedule 13D reflects a change in the number of shares and the percentage interest represented thereby of the Company's Common Stock held by the reporting person as a result of the transactions described in 5(c) below.

            (c) Since the most recent filing on Schedule 13D made by Mr. Halperin on September 16, 2003 for a June 2, 2003 event, Mr. Halperin has effected the following transactions involving the Company's Common Stock:

                        On April 20, 2004, Mr. Halperin granted H. Irwin Levy an irrevocable proxy (the "Proxy") with respect to 53,149,392 shares of the Company's Common Stock (32.2%).  The Proxy, which expires on July 31, 2004, gives Mr. Levy the right to vote the shares of the Company's Common Stock beneficially owned by Mr. Halperin for the following proposal:

                         1.         Approval of the issuance of shares of the Company's capital stock in the event that the Company completes certain specific transactions, on such terms and conditions as may be approved by the Company's Board of Directors.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2004

Date

/s/ Barry S. Halperin

Signature

Barry S. Halperin

Name/Title

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